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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

COMPUMED, INC.
(Name of Company)
COMMON STOCK, $0.01 par value
(Title of Class of Securities)
204914402
(CUSIP Number)
Frederic Dorwart
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204914402	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boston Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		28,564,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,564,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	204914402	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		28,564,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,564,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	204914402	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Value Fund Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		28,564,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,564,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	204914402	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		28,564,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,564,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	204914402	SCHEDULE 13D
Item 1. Security and Company
This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of CompuMed, Inc., a Delaware corporation (the “Company”). The principal executive office and mailing address of the Company is 5777 West Century Boulevard, Suite 1285, Los Angeles, California.
Item 2. Identity and Background
This Schedule 13D is being filed by Boston Avenue Capital, LLC (“BAC”), Yorktown Avenue Capital, LLC (“Yorktown”), Value Fund Advisors, LLC (“VFA”), as manager of Boston and Yorktown, and Charles M. Gillman (“Gillman”), as manager and member of VFA.
Boston and Yorktown are Oklahoma limited liability companies whose principal business is business investment. VFA is an Oklahoma limited liability company whose principal business is investment management. Gillman, a U.S. citizen, is in the business of managing various investment entities.
The principal business office address of Boston, Yorktown, VFA and Gillman is 15 E 5th Street, Suite 2660, Tulsa, Oklahoma 74103.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
See Item 4 below respecting the granting of additional warrants and the terms of the new revolving line of credit.
Item 4. Purpose of Transaction
     New Revolving Line of Credit
     On February 15, 2008, the Company entered into a revolving line of credit agreement (the “Credit Agreement”) between the Company, as borrower, and Boston Avenue Capital, LLC, as Lender (the “Lender” or “BAC”). The Credit Agreement provides for a new revolving line of credit facility in an aggregate principal amount of up to $4 million. The revolving line of credit matures on December 31, 2017. Advances under the revolving line of credit shall bear interest at the current three-month London Interbank Offered Rate (LIBOR), payable quarterly in arrears for the prior fiscal quarter on the fifth business day of each January, April, July and October, commencing on April 7, 2008. The Credit Agreement also provides that unused amounts up to the total commitment shall bear interest at a rate of one percent (1%) per annum, compounded annually on the first business day of each calendar

CUSIP No.	204914402	SCHEDULE 13D
year. The Credit Agreement also provides that the Lender shall provide the Company a letter of credit issued by JP Morgan Chase NA in an amount at all times equal to the amount of (i) $4,000,000 less (ii) the aggregate amount of advances then outstanding under the revolving line of credit. Advances under the revolving line of credit will be unsecured senior obligations of the Company. The Company expects to use proceeds under the new revolving line of credit for general corporate purposes, including working capital and to fund potential acquisitions consistent with its business strategy.
     The Credit Agreement contains customary representations and warranties of the Company. Availability under the new revolving line of credit is subject to certain conditions, including (i) that the existing board members of the Company (after giving effect to the director resignations and appointments described below) or other directors as approved by the Lender comprise all of the directors of the Company, (ii) that the members of the board of directors of the Company unanimously approve any advance, (iii) that there not be any undisclosed material liabilities at the time of an advance, and (iv) that the Lender shall have consented (in its sole discretion) in the event that an advance is requested and, at the time of the request for the advance, the Company or any of its officers, directors, employees, shareholders or affiliates is a party to any pending legal proceedings related to the Company or its affiliates.
     The new revolving line of credit facility may be prepaid at any time in whole or in part without premium or penalty, other than payment of the 1% commitment interest on unused advances if the commitment is not terminated.
     The Credit Agreement also includes certain customary events of default including, but not limited to: failure to pay principal or interest when due (subject to grace period); any representation or warranty proving to have been materially incorrect when made or confirmed; failure to perform or observe covenants set forth in the Credit Agreement; and bankruptcy and insolvency defaults.
     The descriptions of the Credit Agreement provided under this Item 4 is qualified in its entirety by the terms of the Credit Agreement itself, which is filed as Exhibit 10.19 to the Company’s Current Report on Form 8-K filed February 19, 2008.
     Common Stock Purchase Warrant
     On February 15, 2008, the Company issued a Common Stock Purchase Warrant (the “Warrant”) for the purchase of up to 16,000,000 shares of the Company’s common stock to BAC for a purchase price of $5,000 (the “Warrant Purchase Price”) in connection with the Credit Agreement. Pursuant to the terms of the Warrant and subject to its conditions, BAC may purchase from time to time up to 16,000,000 shares of the Company’s common stock at a price per share equal to the average of the daily volume weighted average price of the Company’s common stock as reported by the OTC Bulletin Board on each trading day during the period commencing on the date of issuance of the Warrant and ending one hundred eighty (180) trading days immediately following but not including the date of issuance of the Warrant, calculated as of the close of trading on such one hundred eightieth trading day. The Warrant is exercisable if and only if the Company’s stockholders approve an increase in the Company’s authorized shares of common stock sufficient to permit that number of shares to be reserved for issuance and issued upon exercise of the Warrant. The Warrant terminates upon the earlier of (i) the twentieth (20th) anniversary of the date of issuance and (ii) the tenth (10th) anniversary of the date the Company shall have irrevocably reserved a sufficient number of duly authorized shares of common stock for issuance upon full exercise of the Warrant. If duly authorized and reserved shares of common stock are not available for issuance upon exercise of the Warrant by the fifth (5th) anniversary of the date of issuance, the holder of the Warrant may put the Warrant to the Company, in whole but not in part, for a price equal to the sum of (x) the Warrant Purchase Price and (y) 8% per annum multiplied by the Warrant Purchase Price, compounded annually from the issue date. The Warrant contains customary

CUSIP No.	204914402	SCHEDULE 13D
adjustments for stock splits, dividends, reclassifications and certain mergers and consolidations, and is transferable by BAC to certain affiliated entities.
     The description of the Warrant is qualified in its entirety by the terms of the Warrant itself, which is filed as Exhibit 10.20 to the Company’s Current Report on Form 8-K filed February 19, 2008.
     Board Agreement
     On February 15, 2008, the Company entered into an Agreement (the “Board Agreement”) among the Company, BAC and Robert Stuckelman, John Minnick, John Romm, M.D., and Stuart Silverman, M.D., each a member of the board of directors of the Company (each of Messrs. Stuckelman, Minnick, Romm and Silverman being collectively referred to as the “Resigning Board Members”). Pursuant to the terms of the Board Agreement, BAC and the Company terminated certain agreements dated May 17, 2007 relating to the rights and obligations of BAC and the Company regarding voting and otherwise supporting the nominations of members of the Board of Directors of the Company. In addition, the Board Agreement required that each of the Resigning Board Members submit his resignation as a board member of the Company concurrently with the execution thereof, and each of BAC and the Resigning Board Members executed and delivered a mutual general release of claims against each other. The Board Agreement was a condition of BAC’s willingness to enter into the Credit Agreement. Mr. Gillman was elected to the Company’s board of directors.
     The description of the Board Agreement under this is qualified in its entirety by the terms of the Board Agreement itself, which is filed as Exhibit 10.21 to the Company’s Current Report on Form 8-K dated February 19, 2008.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Preferred Stock, the Warrants or the underlying Common Stock, as the case may be, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Preferred Stock, Warrants or Common Stock or dispose of any or all of its Preferred Stock, Warrants or Common Stock depending upon an ongoing evaluation of the investment in the Preferred Stock, the Warrants and/or the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its

CUSIP No.	204914402	SCHEDULE 13D
operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Preferred Stock, Warrants or Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Company
(a),(b) According to the Company, there were 24,941,573 shares of Common Stock outstanding as of January 31, 2008. As of the date of the original filing of this Schedule 13D, Yorktown directly owns 63,500 shares of Common Stock and Boston directly owns 28,500,500 shares of Common Stock through its ownership of Preferred Stock and Warrants which are convertible into Common Stock within 60 days of the date of filing. Such shares represent 53.4% of the Company’s outstanding shares of Common Stock (inclusive of the 28,500,500 shares underlying the Preferred Stock and Warrants) in accordance with Rule 13d-3(d)(1)(i)(D).
Although VFA and Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Boston and Yorktown.
(c)During the last 60 days, the Reporting Persons acquired Warrants to purchase 16,000,000 shares of common stock. See Item 4.
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
See Item 4 respecting the granting of additional warrants, the terms of the new revolving line of credit and the board agreement. Mr. Gillman has been elected to the Company’s board of directors.
Other than the foregoing described Agreement, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

CUSIP No.	204914402	SCHEDULE 13D
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 22, 2008

BOSTON AVENUE CAPITAL, LLC
/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

YORKTOWN AVENUE CAPITAL, LLC
/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC
/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman

CUSIP No.	204914402	SCHEDULE 13D
Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Signature Block BOSTON AVENUE CAPITAL, LLC
/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

YORKTOWN AVENUE CAPITAL, LLC
/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC
/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman